

Boheme Retreats is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ledMinority-owned
Boheme Retreats

hospitality

Hillsdale, NY 12529
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Boheme Retreats is seeking investment to develop a campground that features renovated vintage campers from the 60's and 70's.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
VINTAGE CAMPER RETREAT
PROJECT SUMMARY

Boheme Retreats is seeking funding to develop a vintage camper retreat in Hillsdale, NY. We are in contract on the property, 15.8 acres with a pond and have received zoning board approval, in the form of a variance and a special permit for the campground. The campground is approved for 14 vintage campers and 6 glamping tents. Here's a little bit about the project: This is an opportunity in the outdoor camping industry for the development of a new vintage camper retreat. Boheme Retreats brand will be developing multiple locations within the next 10 years. The first campground will be located in Hillsdale, NY, just a 2 hours from NYC. We have identified a lack of quality camping options in this area and a real need for something that is sustainable, our aim is to capitalize on the draw of this beautiful setting.

Each year, 40+ million Americans go camping
Boheme Retreats meets the enormous demand for an alternative way to camp.
1st Vintage Camper Retreat in NY
In 2021 10.1 million households camped for the first-time and half of these first time campers tried glamping.
The Glamping market is set to reach USD 5.41 billion by 2028.
This is a preview. It will become public when you start accepting investment.

Building a Campground on the Internet.

Why are we crowdfunding? We founded Boheme Retreats with the belief that there is unity around the campfire. We are passionate about inclusion and access to the outdoors for all. As avid campers we realized that not many people looked like us on our adventures. This campground development will make it the first black owned RV resort in NY.

We're not crowdfunding just because we need the money. We're crowdfunding because we hope that you can join us in developing not only a unique camping site but a space that seeks to diversify the outdoors.

Boheme Retreats is an inclusive space -where community, diversity, and the outdoors intersect.

This is a preview. It will become public when you start accepting investment.

BOHEME RETREATS AMENITIES

14 Vintage Campers with decks

6 large safari-style wall tents

Private bathrooms in campers

Outdoor lobby and lounge space

Communal kitchen, snack camper and bar

Provisions market with snacks and merchandise

Event tent and patio for retreats & gatherings

Pond recreation

Hammocks and lounge areas

Bathroom with shower for tent sites

Fire pits

This is a preview. It will become public when you start accepting investment.

Vintage Campers -Our fleet of vintage campers sleep 2-6 guests each. Refurbed campers,

each with thoughtfully designed interiors, comfy bedding, luxury bath amenities and outdoor

patios.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

Tents- Beautiful tented rooms creating an luxury camping experience. These tents will be set up as seasonal accommodations. The tents will be on a platform, with queen sized beds, luxury bedding, a seating area and hotel like amenities. Tents will range in size from 13'x20 to 16'x22'.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
LOCATION

Our goal is to create the ultimate modern camp experience; a beautiful juxtaposition of the rustic outdoors and the comfortable amenities of home.

This is a preview. It will become public when you start accepting investment.

Boheme Retreats featuring vintage campers is bringing a fun glamping concept to the NY area. We are blending the luxury of a hotel with the traditional way of camping. Our guest will experience comfortable beds and well-furnished luxury items in their tents. Camping without any of the hassle of hauling and setting up your campsite. More and more people are seeking out glamping as a local way to travel.

This is a preview. It will become public when you start accepting investment.

This new glamping site will be located in Hudson Valley. We have received a special permit from the Town of Hillsdale Zoning Board allowing the campground development. This is our approved plan.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

We're designers and renovators of vintage campers and our focus is to create a space that people want to stay and experience nature at its best. We passionately believe that everyone should spend more time being connected to the outdoors. We are passionate about creating more sustainable lodging.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Keva Niver
Founder/CEO

Keva has been a construction manager for over 10 years. She excels in taking projects from start to finish. In her current role she manages multiple projects, subcontractors, production teams and installers. She loves design and renovation projects. Her love for the outdoors and camping is what motivated her to develop a campground.

Rudel Felicien
Operations Manager/COO

Rudel is an avid surfer, and outdoor lover. He is part owner and manger of a surf shop in Rockaway, NY.

Rich Rossmassler
Business Advisor

Rich is a designer / builder with a focus on environmentally friendly design using natural, sustainable, recyclable and biodegradable material choices. His hospitality ventures include 5 New York City restaurants and a portfolio of vacation rentals.

Ben Sargent
STR Advisor

Ben is American celebrity chef, restaurateur, television personality and artist. Chef, designer and previous owner of Hurricane Hopeful and Surf Bar both in Williamsburg, Brooklyn, New York City. Currently managing 8 STR units.

This is a preview. It will become public when you start accepting investment.
PHASE 1
Capital Raise

Land Down Payment

PHASE 2
Capital Raise

Land development

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
PRESS
This Brooklyn-Based Couple Bought and Restored a Vintage Shasta Camper During the COVID-19 Pandemic

See how one couple restored a vintage RV-turning it into a bohemian-styled retreat-during the COVID-19 pandemic.

This is a preview. It will become public when you start accepting investment.
BOHEME RETREATS PITCH DECK
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Land Purchase $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $446,639 $737,233 $851,360 $1,029,628 $1,060,516
Cost of Goods Sold $27,527 $45,436 $52,469 $63,455 $65,358
Gross Profit $419,112 $691,797 $798,891 $966,173 $995,158

EXPENSES

Utilities $31,255 $32,036 $32,836 $33,656 $34,497
Salaries $160,000 $264,099 $304,982 $368,842 $379,906
Insurance $10,000 $10,250 $10,506 $10,768 $11,037
Marketing $8,000 $8,200 $8,405 $8,615 $8,830
Repairs & Maintenance $8,933 $9,156 $9,384 $9,618 $9,858
Legal & Professional Fees $1,933 $1,981 $2,030 $2,080 $2,132
Misc Camp Cost $13,399 $13,733 $14,076 $14,427 $14,787
Real Estate Taxes $5,631 $5,771 $5,915 $6,062 $6,213

Operating Profit $179,961 $346,571 $410,757 $512,105 $527,898

This information is provided by Boheme Retreats. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Boheme Retreats Hillsdale Proposal.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends December 24, 2021

Summary of Terms

Legal Business Name Boheme Retreats

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 2%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2028

Financial Condition

Forecasted milestones

Boheme Retreats forecasts the following milestones:

Purchase Land in [Hillsdale, NY] by [November, 2021].

Achieve [$446,000] revenue per year by [2022].

Achieve [$400,000] profit per year by [2024].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Boheme Retreats's fundraising. However, Boheme Retreats may require additional funds from alternate sources at a later date.

No operating history

Boheme Retreats was established in [February, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Boheme Retreats to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Boheme Retreats operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Boheme

Retreats competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Boheme Retreats's core business or the inability to compete successfully against the with other competitors could negatively affect Boheme Retreats's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Boheme Retreats's management or vote on and/or influence any managerial decisions regarding Boheme Retreats. Furthermore, if the founders or other key personnel of Boheme Retreats were to leave Boheme Retreats or become unable to work, Boheme Retreats (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Boheme Retreats and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Boheme Retreats is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Boheme Retreats might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Boheme Retreats is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Boheme Retreats

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Boheme Retreats's financial performance or ability to continue to operate. In the event Boheme Retreats ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Boheme Retreats nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Boheme Retreats will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Boheme Retreats is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Boheme Retreats will carry some insurance, Boheme Retreats may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Boheme Retreats could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Boheme Retreats's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Boheme Retreats's management will coincide: you both want Boheme Retreats to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Boheme Retreats to act conservative to make sure they are best equipped to repay the Note obligations, while Boheme Retreats might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Boheme Retreats needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Boheme Retreats or management), which is responsible for monitoring Boheme Retreats's compliance with the law. Boheme Retreats will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Boheme Retreats is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Boheme Retreats fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Boheme Retreats, and the revenue of Boheme Retreats can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Boheme Retreats to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Boheme Retreats. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Boheme Retreats isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

About Us

Blog

Press

FAQ

Referral Program

Business Resource Center

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy